UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

with copies to:
Jane A. Spray	Douglas D. Smith, Esq.
Pisces, Inc.	Gibson, Dunn & Crutcher LLP
One Maritime Plaza, 14th Floor	555 Mission Street, Suite 3000
San Francisco, California 94111	San Francisco, California 94105
(415) 288-0540	(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Doris F. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,823,676

	8	Shared Voting Power —

	9	Sole Dispositive Power 62,823,676

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,823,676

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Donald G. Fisher and Doris F. Fisher with the Securities and Exchange Commission on March 20, 2009 (the “Schedule 13D”).

Item 2.	Identity and Background

a)  This Statement is filed on behalf of Doris F. Fisher (the “Reporting Person”).

b)  The principal business address for the Reporting Person is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)                                    Doris F. Fisher is an honorary lifetime member of the Board of Directors of the Issuer, which is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies.   The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

d) & e)  During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to shares of the Issuer that the Reporting Person received as a result of a previously disclosed March 2009 distribution by Fisher Core Holdings L.P., the Reporting Person also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Securities Exchange Act of 1934, as amended.

From time to time, the Reporting Person has transferred shares to various entities controlled by her, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions.

Item 4.	Purpose of Transaction

This Statement is filed on behalf of the Reporting Person to update the beneficial ownership and related information from that reported in the Schedule 13D as a result of the death of Donald G. Fisher, Mrs. Fisher’s spouse, and reflect the termination of a  stock purchase agreement with the Issuer to purchase shares of Common Stock owned by the Reporting Person.

The Reporting Person intends to review her investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease her respective ownership of shares of the Issuer’s Common Stock through transactions in the open market, in privately negotiated transactions, by gift or other disposition.  The review of her investments in the Issuer by the Reporting Person will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding her investments in the Issuer.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, the Reporting Person, as an honorary lifetime member of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus disclaims any obligation to report on any plans with respect to the transactions described in this Item 4 of which the Reporting Person becomes aware through her role as an honorary lifetime director of the Issuer.

The Reporting Person may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time and reserves the right to change her plans and intentions at any time.

Item 5.	Interest in Securities of the Issuer

a)  The Reporting Person beneficially owns, directly or through trusts of which she serves as trustee, 62,823,676 shares of Common Stock of the Issuer, representing nine percent (9.0%) of the outstanding shares of Common Stock of the Issuer outstanding as of October 31, 2009.  There were approximately 695,134,510 shares of Common Stock of the Issuer outstanding as of October 31, 2009.  The Reporting Person does not have voting or dispositive power over shares of the Issuer other than as described in this Statement.

b)  As of the date of this Statement, the Reporting Person has the sole power to vote and sole dispositive power over all of the shares of the Common Stock of the Issuer listed below and does not share the power to vote or dispose of any shares of Common Stock.

c)  Other than the transactions reported in this Schedule 13D, the Reporting Person has not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On November 10, 2009, the Reporting Person sold 289,858 shares of Common Stock to the Issuer in a private transaction at a sales price of $22.4005 per share.  This transaction was completed pursuant to a stock purchase agreement between the Reporting Person and the Issuer entered into as part of a previous Issuer stock repurchase program, as previously disclosed by the Issuer, which was subsequently terminated by the Reporting Person with an assignment to John J. Fisher of rights and obligations for any final sale to the Issuer under the purchase agreement.

On September 25, 2009, the Reporting Person and her spouse, Donald G. Fisher, disposed of 19,200 shares of Common Stock by gift.

d)  Not Applicable

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mrs. Fisher is the sole trustee of trusts that hold the shares of Common Stock that are deemed to be beneficially owned by her.

As described in Item 4, Donald G. Fisher and Doris F. Fisher, through a family trust, Robert J. Fisher, William S. Fisher, John J. Fisher, and Fisher Core Holdings L.P., a Delaware limited partnership, entered into a limited partnership agreement (as amended, the LP Agreement) to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into the LP Agreement for the purpose of establishing voting and dispositive control by the general partners over a core holding of the Common Stock of the Issuer to enable those individuals to have a significant ongoing voice in the management and direction of the Issuer.  Limited partners have no voting or dispositive control over any shares held by Fisher Core Holdings L.P.  Trusts for which Doris F. Fisher serves as trustee are the limited partners of Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement and amendment thereof included as Exhibits 1 and 2 to this Statement, each of which is incorporated by reference herein.

As previously disclosed, on February 27, 2008, the Reporting Person entered into a stock purchase agreement with the Issuer (which has been filed with the SEC by the Issuer) in connection with the Issuer’s share repurchase program authorized by the Board of Directors of the Issuer.  Pursuant to the purchase agreement, the Reporting Person agreed to sell to the Issuer a number of shares of Common Stock each month equal to 7.07% of the number of shares of Common Stock purchased by the Issuer under the share repurchase program for that month (other than shares purchased from the Reporting Person).  This purchase agreement was terminated on November 11, 2009 and the remaining rights and obligations to sell shares of Common Stock in the final settlement of the purchase agreement to the Issuer assigned to another person as described in Item 5.

Other than as described in this Statement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, to which the Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Person.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Fisher Core Holdings L.P., John J. Fisher, Robert J. Fisher, and William S. Fisher with the SEC on August 6, 2004).

Exhibit 2 – Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009 (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed by Fisher Core Holdings L.P., John J. Fisher, Robert J. Fisher, and William S. Fisher with the SEC on March 20, 2009).

Exhibit 3 – Omitted as no longer in effect.

Exhibit 4 – Power of Attorney, dated December 15, 1998.

Exhibit 5 – Omitted as no longer in effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	November 27, 2009	By:	*/s/ Jane Spray
Doris F. Fisher

* This Schedule 13D was executed by Jane Spray as Attorney-in-Fact for Doris F. Fisher pursuant to the Power of Attorney granted thereby as filed with the Reporting Person’s Schedule 13D.